April 14, 2008

Mark P. Shuman, Branch Chief - Legal

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Coastline Corporate Services, Inc.

Post-Effective Amendment No. 2 on Form S-1 to Registration Statement on Form SB-2

File No. 333-143752

Filed:

April 14, 2008

Dear Mr. Shuman:

Below are Coastline Corporate Services, Inc.’s (“the Company’s”) responses to your Comment Letter dated April 2, 2008.  In addition, on this date, the Company filed its Post-Effective Amendment No. 2 on Form S-1 to Registration Statement on Form SB-2 with the SEC via EDGAR.

General

1.

We filed an updated, signed consent of our independent auditors as Exhibit 23 to the amendment.

2.

None of the shares offered for resale have been sold.  Thus, the filing accurately represents the number of shares currently offered for resale under the registration statement and no changes to the selling security holders’ disclosure were necessary.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ Diane J. Harrison

Diane J. Harrison

Enclosures:

1.

Coastline Corporate Services, Inc. POS-AM Amendment No. 2

2.

5.2 Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3.

23.2 Consent of Experts: Independent Auditor's Consent by Madsen & Associates, C.P.A., Inc.